UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HireRight Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

433537107
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433537107	SCHEDULE 13D	Page 2 of 40

1	NAME OF REPORTING PERSON General Atlantic L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,137,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,137,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,137,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 3 of 40

1	NAME OF REPORTING PERSON GAP (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 4 of 40

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 5 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 6 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 7 of 40

1	NAME OF REPORTING PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,862,580
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,862,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,862,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 8 of 40

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 433537107	SCHEDULE 13D	Page 9 of 40

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 10 of 40

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 11 of 40

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 12 of 40

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,685,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,685,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,685,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 13 of 40

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 14 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 15 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners AIV-1 A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,538,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,538,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,538,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 16 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners AIV-1 B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 17 of 40

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,719,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,719,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,719,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 18 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners 100, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,438,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,438,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,438,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 19 of 40

1	NAME OF REPORTING PERSON General Atlantic (HRG) Collections, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,438,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,438,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,438,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 20 of 40

1	NAME OF REPORTING PERSON GAPCO AIV Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 857,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 857,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 21 of 40

1	NAME OF REPORTING PERSON GAPCO AIV Interholdco (GS), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 857,318
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 857,318
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 22 of 40

1	NAME OF REPORTING PERSON GA AIV-1 B Interholdco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 23 of 40

1	NAME OF REPORTING PERSON GA AIV-1 B Interholdco (GS), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,582
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 24 of 40

1	NAME OF REPORTING PERSON GA AIV-1 A Interholdco (GS), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,538,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,538,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,538,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 25 of 40

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) HRG II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 433537107	SCHEDULE 13D	Page 26 of 40

1	NAME OF REPORTING PERSON General Atlantic (SPV) GP (Bermuda), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,390,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,390,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 433537107	SCHEDULE 13D	Page 27 of 40

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Statement”) is being filed to amend the Statement as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2022 with respect to the common stock, par value $0.001 per share (the “common stock”) of HireRight Holdings Corporation, a company incorporated in Delaware (the “Company”), whose principal executive offices are located at 100 Centerview Drive, Suite 300, Nashville, Tennessee 37214. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic, L.P., a Delaware limited partnership (“GA LP”);

(ii)	GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”);

(iii)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);

(iv)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);

(v)	General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”);

(vi)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”);

(vii)	General Atlantic (Lux) S.à.r.l., a Luxembourg private limited liability company (“GA Lux”);

(viii)	GAP Coinvestments III, LLC, a Delaware limited liability corporation (“GAPCO III”)

(ix)	GAP Coinvestments IV, LLC, a Delaware limited liability corporation (“GAPCO IV”)

(x)	GAP Coinvestments V, LLC, a Delaware limited liability corporation (“GAPCO V”)

(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”)

(xii)	General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”);

(xiii)	General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership (“GAP Lux”);

CUSIP No. 433537107	SCHEDULE 13D	Page 28 of 40

(xiv) (xv) (xvi) (xvii) (xviii)

General Atlantic Partners AIV-1 A, L.P., a Delaware limited partnership (“GAP AIV-1 A”);

General Atlantic Partners AIV-1 B, L.P., a Delaware limited partnership (“GAP AIV-1 B”);

General Atlantic (SPV) GP, LLC, a Delaware limited liability corporation (“GA SPV”);

General Atlantic Partners 100, L.P. (“GAP100”);

General Atlantic (HRG) Collections, L.P. (“GA HRG Collections”);

(xix) (xx) (xxi) (xxii) (xxiii) (xxiv) (xxv)

GAPCO AIV Holdings, L.P. (“GAPCO AIV Holdings”);

GAPCO AIV Interholdco (GS), L.P. (“GAPCO GS”);

GA AIV-1 B Interholdco, L.P. (“GA AIV-1 B Interholdco”);

GA AIV-1 B Interholdco (GS), L.P. (“GA AIV-B GS”);

GA AIV-1 A Interholdco (GS), L.P. (“GA AIV-A GS”);

General Atlantic Partners (Bermuda) HRG II, L.P. (“GAP HRG II”); and

General Atlantic (SPV) GP (Bermuda), LLC (“GA SPV Bermuda”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAP 100, GAP AIV-1 A, GAP AIV-1 B and GA AIV-1 B Interholdco are collectively referred to as the “GA Funds.” GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and GAPCO AIV Holdings are collectively referred to as the “Sponsor Coinvestment Funds.”

The address of GAP Bermuda LP, GenPar Bermuda, GAP Bermuda IV, GAP Bermuda EU, GAP HRG II and GA SPV Bermuda is c/o Conyers Client Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GA Lux, GA GenPar Lux, and GAP Lux is Luxembourg is 412F, Route d’Esch, L-1471 Luxembourg. The address of each of the Sponsor Coinvestment Funds, GA SPV, GA HRG Collections, GAP AIV-1 A, GAP AIV-1 B, GA AIV-1 B Interholdco, GA AIV-B GS, GA AIV-A GS and GA LP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The limited partners of GA HRG II that share beneficial ownership of the shares held by GA HRG II are the following General Atlantic investment funds: GAPCO CDA, GAPCO III, GAPCO IV, GAPCO V, GAP Lux, GAP Bermuda IV and GAP Bermuda EU. GA GenPar Bermuda is the managing member of GA SPV Bermuda, and GA SPV Bermuda is the general partner of GA HRG II. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux Sarl. GA GenPar Bermuda is the sole shareholder of GA Lux Sarl, the sole member of GA SPV Bermuda, and the general partner of GAP Bermuda IV and GAP Bermuda EU. The limited partners of GA HRG Collections that share beneficial ownership of the shares held by GA HRG Collections are the following General Atlantic investment funds: GAP 100, GAPCO CDA, GAPCO III, GAPCO IV, and GAPCO V. The limited partners of GAPCO GS that share beneficial ownership of the shares held by GAPCO GS are GAPCO AIV Holdings, GAPCO CDA, GAPCO III, GAPCO IV and GAPCO V. The limited partners that share beneficial ownership of the shares held by GA AIV-A GS and GA AIV-B GS are the following General Atlantic investment funds: in the case of GA AIV-A GS, GAP AIV-1 A and in the case of GA AIV-B GS, GAP AIV-1 B and GAP AIV-1 B Interholdco. GA SPV is the general partner of GA HRG Collections, GAPCO GS, GAPCO AIV Holdings, GA AIV-A GS and GA AIV-B GS. GA GenPar is the general partner of GAP AIV-1 A, GAP AIV-1 B, GAP 100 and GAP AIV-1 B Interholdco. GA LP is the sole member of GA SPV, the managing member of GAPCO III, GAPCO IV and GAPCO V, and the general partner of GAPCO CDA and GA GenPar. GA LP and GAP Bermuda are controlled by the Management Committee of GASC MGP, LLC (the “Management Committee”).

CUSIP No. 433537107	SCHEDULE 13D	Page 29 of 40

As of the date hereof, there are eleven members of the Management Committee. Each of the members of the Management Committee disclaims ownership of the common stock except to the extent he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Management Committee is as a managing director of GA LP.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

This Statement is not being made as a result of any particular acquisition or disposition of the Company’s common stock by the Reporting Persons.

The description of the Joint Bidding Agreement (as defined below) under Item 4 is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

On November 17, 2023, GA HRG Collections, GAPCO GS, GA AIV-B GS and GA AIV-A GS (“GA”) entered into a Joint Bidding Agreement (the “Joint Bidding Agreement”) with Trident VII, L.P., a Cayman Islands exempted limited partnership (“Trident VII”), Trident VII Parallel Fund, L.P., a Cayman Islands exempted limited partnership (“Trident VII Parallel”), Trident VII DE Parallel Fund, L.P., a Delaware limited partnership (“Trident VII DE Parallel”), and Trident VII Professionals Fund, L.P., a Cayman Islands exempted limited partnership (“Trident VII Professionals,” and together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”), in respect of the Company. Pursuant to the Joint Bidding Agreement, GA and the Trident VII Partnerships (collectively, the “Bidding Group”) agreed to, among other things, work together to potentially submit a preliminary non-binding proposal to the Board of Directors of the Company (the “Board”) related to a potential strategic transaction involving the Bidding Group and the Company, including a potential acquisition by the Bidding Group of the shares of common stock not beneficially owned by the Bidding Group.

No assurance can be given that the Bidding Group will submit such a proposal to the Board. Furthermore, if such a proposal is submitted, no assurance can be given that it will be accepted by the Board or that any definitive agreement will be entered into with respect to any transaction contemplated by such proposal or that any such transaction will be consummated. Any such definitive agreement would be subject to approval by the Board and closing conditions. The Reporting Persons are under no obligation to submit such a proposal to the Board. Each of the Reporting Persons reserves the right to not submit such a proposal to the Board or, if a proposal is submitted, to modify or withdraw such proposal at any time, and no obligation on the part of any of the Reporting Persons or any of their affiliates will arise by virtue of the filing of this Statement. The Reporting Persons do not intend to update additional disclosures regarding the proposal described herein unless disclosure is otherwise required under applicable U.S. securities laws.

CUSIP No. 433537107	SCHEDULE 13D	Page 30 of 40

The proposal described herein may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the common stock of the Company from the New York Stock Exchange and other material changes in the Company’s business or corporate structure.

References to the Joint Bidding Agreement in this Statement are qualified in their entirety by reference to the Joint Bidding Agreement, a copy of which is attached hereto as Exhibit 4 and which is incorporated by reference herein.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, and to modify or withdraw any such plan or proposal at any time. The Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Company and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The percentages used herein are calculated based upon on an aggregate of 67,644,747 shares of common stock reported by the Company to be outstanding as of October 31, 2023 as reflected in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

By virtue of the fact that (i) the GA Funds and the Sponsor Coinvestment Funds contributed the capital to fund the purchases, and share beneficial ownership of, the common stock held of record by GA HRG II, GA HRG Collection, GAPCO GS, GA AIV-B GS, and GA AIV-A GS, (ii) GA SPV Bermuda is the general partner of GA HRG II, (iii) GAP Bermuda is the general partner of GA GenPar Bermuda, and GenPar Bermuda is the general partner of GAP Bermuda EU and GAP Bermuda IV, the sole member of GA SPV Bermuda and is the sole shareholder of GA Sarl, (iv) GA Sarl is the general partner of GA GenPar Lux and GA GenPar Lux is the general partner of GAP Lux, and (v) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the “AIFM”) as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. (“GASC”) in order to appoint GASC to act as the portfolio manager of GAP Lux (vi) GA SPV is the general partner of GA HRG Collections, GAPCO GS, GAPCO AIV Holdings, GA AIV-A GS and GA AIV-B GS, (vii) GA GenPar is the general partner of GAP AIV-1 A, GAP AIV-1 B, GAP 100 and GAP AIV-1 B Interholdco, (viii) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV, and (ix) the members of the Management Committee control the investment decisions of GA LP, GAP Bermuda and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the common stock owned of record by GA HRG Collections, GA HRG II, GAPCO GS, GA AIV-A GS, and GA AIV-B GS.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (11) on such Reporting Person’s cover page included herein.

CUSIP No. 433537107	SCHEDULE 13D	Page 31 of 40

Pursuant to Section 13(d) of the Exchange Act, by virtue of the relationships described herein and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a “group” with (i) the Trident VII Partnerships; (ii) Trident Capital VII, L.P., the general partner of Trident VII, Trident VII Parallel and Trident VII DE Parallel (“Trident VII GP”); (iii) Stone Point GP Ltd., the general partner of Trident VII Professionals (“Trident VII Professionals GP”); and (iv) Stone Point Capital LLC, the investment manager of the Trident VII Partnerships (“Stone Point” and, together with the Trident VII Partnerships, Trident VII GP and Trident VII Professionals GP, the “Stone Point Reporting Persons”). However, each Reporting Person expressly disclaims beneficial ownership of the shares of common stock beneficially owned by the Stone Point Reporting Persons or any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares of common stock of the Company that are beneficially owned by the Stone Point Reporting Persons or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by the Stone Point Reporting Persons or any other reporting person(s).

Based on the Schedule 13D filed by the Stone Point Reporting Persons with the SEC on November 17, 2023, the Stone Point Reporting Persons beneficially own 18,493,863 shares of common stock of the Company. Based on an aggregate of 67,644,747 shares of common stock reported outstanding as of October 31, 2023 in the Form 10-Q, the Stone Point Reporting Persons beneficially own approximately 27.3% of the outstanding shares of common stock of the Company, as calculated in accordance with Rule 13d-3(d)(1)(i).

Accordingly, in the aggregate, the Reporting Persons and the Stone Point Reporting Persons may be deemed to beneficially own 50,631,715 shares of common stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 74.8% of the total shares of common stock of the Company based on 67,644,747 shares of common stock reported outstanding as of October 31, 2023 in the Form 10-Q.

(c) None of the Reporting Persons has effected any transaction in shares of common stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and restated as follows:

The information disclosed under Item 3, Item 4 and Item 5(a) above is hereby incorporated by reference into this Item 6.

The GA Funds, the Sponsor Coinvestment Funds and the members of the Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of shares of common stock held of record by GA HRG Collections and GA HRG II as well as such other action taken on behalf of the Reporting Persons with respect to the common stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on December 9, 2022 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Pursuant to a Stockholders Agreement (the “Stockholders Agreement”), dated October 29, 2021, among the Company, GA HRG Collections, and other shareholders of the Company named therein, the Reporting Persons have the right to nominate to the Board a number of designees equal to at least: (i) a majority of the directors of the Board for so long as the Reporting Persons beneficially own over 40% of the Company’s common stock then outstanding; (ii) three of the directors for so long as the Reporting Persons beneficially own over at least 30% but less than or equal to 40% of the common stock then outstanding; (iii) two of the directors for so long as the Reporting Persons beneficially own at least 20% but less than or equal to 30% of the common stock then outstanding; and (iv) one of the directors for so long as the Reporting Persons beneficially own at least 10% but less than or equal to 20% of the common stock then outstanding. In addition, GA has agreed to vote to elect certain individuals nominated by each of GA and the Stone Point Reporting Persons to the Company’s board of directors in accordance with the terms of the Stockholder Agreement.

CUSIP No. 433537107	SCHEDULE 13D	Page 32 of 40

Additionally, so long as the Reporting Persons beneficially own at least 25% of the outstanding common stock, the following actions shall not be taken by the Company, directly or indirectly: (i) any acquisition or disposition in which aggregate consideration is greater than $250,000,000 in a single transaction or series of related transactions; (ii) any transaction in which any Person (as defined in the Stockholders Agreement) or group acquires more than 50% of the then outstanding capital stock of the Company or the power to elect a majority of the members of the Board; (iii) any incurrence or refinancing of Indebtedness (as defined in the Stockholders Agreement) of the Company and its Subsidiaries to the extent such incurrence or refinancing would result in the Company and its Subsidiaries (as defined in the Stockholders Agreement) having Indebtedness (as defined in the Stockholders Agreement) in excess of $750,000,000 principal amount in the aggregate; (iv) hiring or termination of the chief executive officer of the Company; (v) any increase or decrease in the size of the Board; (vi) any reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up; (vii) any repurchase or redemption of capital stock of the Company (other than (x) on a pro rata basis, (y) pursuant to an open market plan approved by the Board or (z) accepting shares from recipients of awards under the Company’s equity incentive plan in satisfaction of the obligation of such recipients to pay the exercise price of options or reimburse the Company for income tax withholding deposits paid by the Company on behalf of such recipients, or repurchase from employees following their departure); (viii) any payment or declaration of dividends on capital stock of the Company; (ix) any entry into a joint venture involving amounts in excess of $50,000,000; or (x) adoption of a poison pill or similar rights plan.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is attached hereto as Exhibit 2.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated October 28, 2021, by and among the Company, GA HRG Collections and the other shareholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, subject to the terms and conditions of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 3.

On November 29, 2022, GA HRG II entered into a new 10b5-1 plan with BTIG, LLC (“BTIG”) effective as of November 30, 2022. Pursuant to the 10b5-1 Plan, BTIG may purchase up to 723,080 shares of common stock of the Company on behalf of GA HRG II. The 10b5-1 Plan terminated on December 8, 2022, with the completion of all purchases under the Plan.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 433537107	SCHEDULE 13D	Page 33 of 40

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 2:

Stockholders Agreement between the Company, GA HRG, and other stockholders named therein, dated October 29, 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report filed on Form 10-K on March 21, 2022).

Exhibit 3:	Registration Rights Agreement by and among the Company, GA HRG II, and other stockholders named therein, dated October 28, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report filed on Form 10-K on March 21, 2022).

Exhibit 4:	Joint Bidding Agreement entered into by and among the Reporting Persons and the Stone Point Reporting Persons, dated November 17, 2023.

CUSIP No. 433537107	SCHEDULE 13D	Page 34 of 40

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2023

GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 35 of 40

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (LUX) S.À.R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

CUSIP No. 433537107	SCHEDULE 13D	Page 36 of 40

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 37 of 40

GENERAL ATLANTIC GENPAR (LUX) SCSp

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name: Title:	William Blackwell Manager B

GENERAL ATLANTIC PARTNERS (LUX), SCSp

By:	GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:	GENERAL ATLANTIC (LUX) S.À.R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name: Title:	Ingrid van der Hoorn Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC PARTNERS AIV-1 A, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 38 of 40

GENERAL ATLANTIC PARTNERS AIV-1 B, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (HRG) COLLECTIONS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 39 of 40

GAPCO AIV HOLDINGS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAPCO AIV INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 A INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 433537107	SCHEDULE 13D	Page 40 of 40

GENERAL ATLANTIC PARTNERS (BERMUDA) HRG II, L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA), L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its sole member
By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the Management Committee (as of the date hereof)

Name	Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martín Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Marina Bay Financial Centre Tower 1 8 Marina Boulevard, #17-02 Singapore 018981	United States
J. Albert Smith	535 Madison Ave, 31st Floor New York, NY 10022	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Lance D. G. Uggla	23 Savile Row London W1S 2ET United Kingdom	United Kingdom and Canada
N. Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Eric Zhang	Suite 5704-5706, 57F Two IFC, 8 Finance Street Central, Hong Kong, China	Hong Kong SAR